SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio
c/o Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011
Tel. No.: (212) 633-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2001

(Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

CUSIP NO.       067774109                            13D                                               Page 2 of 3 Pages

_____________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leonard Riggio
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              13,388,222
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,181,500
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           13,388,222
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,181,500
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,569,722
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.76%
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT

         This Amendment No. 4 to Schedule 13D is being filed by Leonard Riggio in connection with his open market sales of an aggregate of 1,500,000 shares of common stock, par value $.001 per share (the "Common Stock"), of Barnes & Noble, Inc., a Delaware corporation with its principal executive offices at 122 Fifth Avenue, New York, New York 10011. This Amendment No. 4 amends the Schedule 13D of Mr. Riggio dated October 12, 1993, as amended by Amendment No. 1 dated July 18, 1994, Amendment No. 2 dated November 9, 1995 and Amendment No. 3 dated March 14, 1997 (collectively, the "Schedule"). To the best knowledge of Mr. Riggio, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Schedule. Accordingly, those Items are omitted from this Amendment No. 4.

Item 5. Interest in Securities of the Issuer

         (a) and (b)   Mr. Riggio is the beneficial owner of 14,569,722 shares (21.76%) of Common Stock, 1,318,750 shares of which are issuable upon exercise of options which are exercisable within 60 days following the date of this Amendment. Mr. Riggio is the direct beneficial owner of 10,735,888 shares of Common Stock, including the shares issuable upon the exercise of the aforementioned options. Mr. Riggio has the sole voting and dispositive power with respect to all of such shares. Mr. Riggio is the indirect beneficial owner of 2,652,334 shares of Common Stock owned by Barnes & Noble College Bookstores, Inc., a New York corporation ("B&N College"), of which Mr. Riggio owns all of the currently outstanding voting securities. As the owner of all of the voting securities of B&N College, Mr. Riggio has sole voting and dispositive power with respect to the shares of Common Stock owned by B&N College. As co-trustee of The Riggio Foundation, a charitable trust, Mr. Riggio is the indirect beneficial owner of 1,181,500 shares of Common Stock owned by The Riggio Foundation. Mr. Riggio shares voting and dispositive power with respect to such shares with his wife, Louise Riggio, who is the other co-trustee of The Riggio Foundation.

         (c)   From July 19 through July 26, 2001, Mr. Riggio sold an aggregate of 1,500,000 shares of Common Stock in New York Stock Exchange open market transactions in compliance with Rule 144 under the Securities Act of 1933, as amended. The transactions were in lots ranging from 100 shares to 500,000 shares at per share sales prices ranging from $37.50 to $39.99. The weighted average per share sales price for all such transactions was $38.5689.

         On June 20, 2001, The Riggio Foundation gifted 100,000 shares of Common Stock to Dia Center for the Arts.

         (d) and (e)   Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 6, 2001

/s/ Leonard Riggio
Leonard Riggio

Page 3 of 3 Pages